SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 17, 2016.

Buenos Aires, March 17th 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that on the date hereof, the Board of Directors received a letter from the shareholders Jorge Horacio Brito and Delfín J. Ezequiel Carballo (hereinafter referred to as the “Shareholders”) informing the Board that, in connection with the next General Shareholders’ Meeting of Banco Macro S.A. at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, they intend to propose the following:

1.- Full reorganization of the Board.

2.- Establish the new composition of the Board with 13 Regular Directors and 3 Alternate Directors.

3.- Pursuant to Section 14 of the Bylaws, establish 5 directors shall hold office for 3 fiscal years, other 5 directors for 2 fiscal years and the 3 remaining directors for 1 fiscal year.

The Shareholders have further communicated the Bank their candidates to the Board.

In addition, on the date hereof we received a letter from the Secretary of Economic Policy and Development Planning, Lic. Pedro Lacoste, informing the Board the candidates proposed by the shareholder FGS-ANSES.

Finally, the Shareholders have requested to give notice to Bank of New York, as depositary under the Bank’s American Depositary Shares Program, with the list of proposed Directors for appropriate communication to the owners of such ADSs.

Having read the letter sent by the Shareholders, the Board took notice of such communication and, sharing the content thereof, it resolved the following: i) to include the above described matters in the Agenda of the General Shareholders’ Meeting to be held on the 26th day of April 2016, at 11 am; ii) to communicate to Bank of New York the list of Directors proposed by the shareholders in order to be distributed to the owners of ADRs of the company together with the notice of the General Shareholders’ Meeting; and iii) to disclose the proposed list as a relevant event.

Pursuant to the above, please be advised that the list of candidates proposed to comprise the Board of Directors of Banco Macro S.A. is as follows:

To hold office for 3 fiscal years:

Regular Directors:

1.	Mr. Jorge Pablo Brito
2.	Mr. Carlos Giovanelli
3.	Mr. Damian Pozzoli
4.	Mr. José Sanchez
5.	Mr. Martín Gorosito (FGS-ANSES)

Alternate Directors:

1.	Mr. Delfín J. Federico Carballo
2.	Ms. Constanza Brito
3.	The shareholders propose this place be filled by the first minority.

To hold office for 2 fiscal years:

Regular Directors:

1.	Mr. Jorge Horacio Brito
2.	Mr. Delfín J. Ezequiel Carballo
3.	Mr. Roberto Eilbaum
4.	Mr. Mario Vicens
5.	Mr. Luis María Blaquier (FGS-ANSES)

To hold office for 1 fiscal year:

Regular Directors:

1.	Mr. Marcos Brito
2.	Mr. Ariel Sigal
3.	Mr. Alejandro Fargosi (FGS-ANSES)

Sincerely,

____________________
Jorge Horacio Brito Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2016

MACRO BANK INC.

By:	/s/ Jorge H. Brito
Name: Jorge H. Brito
Title: Chief executive officer